 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

BELLAVISTA CAPITAL, INC.
(Name of Subject Company)

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC; and MacKenzie Patterson Fuller, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
 (CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$937,500	$36.84

*	For purposes of calculating the filing fee only. Assumes the purchase of 750,000 Shares at a purchase price equal to $1.25 per Share in cash.

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC (collectively the “Purchasers”) to purchase up to 750,000 shares of common stock (the “Shares”)  in BellaVista Capital, Inc. (the “Corporation”), the subject company, at a purchase price equal to $1.25 per Share, less the amount of any dividends declared or made with respect to the Shares between March 11, 2008 (the “Offer Date”) and April 14, 2008 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date.  Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers.  MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Corporation had 836 holders of record owning an aggregate of 12,537,504 Shares as of February 13, 2008, according to the shareholder list provided to the Purchasers and the Corporation’s Quarterly Report on Form 10-Q for the period ending June 30, 2007, respectively.  The Purchasers and their affiliates currently beneficially own 1,349,232 Shares, or 10.76% of the outstanding Shares.  The 750,000 Shares subject to the Offer constitute 5.98% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $937,500 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Corporation’s principal executive offices is 420 Florence Street, Suite 200, Palo Alto, CA 94301, and its phone number is (650) 328-3060.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated March 11, 2008

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Unit holders dated March 11, 2008

(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      March 11, 2008

MPF-NY, 2007; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated March 11, 2008

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Unit holders dated March 11, 2008

Exhibit (a)(1)

OFFER TO PURCHASE FOR CASH 750,000
SHARES OF COMMON STOCK
OF BELLAVISTA CAPITAL, INC.
AT
$1.25 PER SHARE
by:
MPF-NY 2007, LLC; MPF BADGER ACQUISITION CO., LLC; MPF DEWAAY PREMIER FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 5, LLC; MPF FLAGSHIP FUND 13, LLC; MPF SENIOR NOTE PROGRAM II, LP, MPF ACQUISITION CO. 3, LLC, MP VALUE FUND 5, LLC (collectively the “Purchasers”)

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON APRIL 14, 2008, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire 750,000 Shares of common stock (the “Shares”) in BELLAVISTA CAPITAL, INC. (the “Corporation”).  The Purchasers are not affiliated with the Corporation or its management. The Purchasers hereby offer to purchase 750,000 Shares at a purchase price equal to $1.25 per Share, less the amount of any dividends declared or made with respect to the Shares between March 11, 2008 and April 14, 2008, or such other date to which this offer may be extended (the “Expiration Date”), in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”).  As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date.  Any dividends made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Shareholders to the Purchasers.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Corporation had 836 holders of record owning an aggregate of 12,537,504 shares as of February 13, 2008, according to the shareholder list provided to the Purchasers and the Corporation’s Quarterly Report on Form 10-Q for the period ending June 30, 2007, respectively.  The Purchasers and their affiliates currently beneficially own 1,349,232 Shares, or 10.76% of the outstanding Shares.  The 750,000 Shares subject to the Offer constitute 5.98% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $937,500 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

Holders of Shares (“Shareholders”) are urged to consider the following factors:

•	The Corporation decided to cancel all dividends and intends to reinvest capital into deeds of trust until liquidation 3 to 5 years from now!

•
Recently the Corporation has stated that it has “faced some challenges” in its restructuring plan and that “During [2007] there was an overall decline in the estimated Net Realizable Value of assets per share of 15% or $0.67 per share”  (Form 8-K filed March 3, 2008) (emphasis added).  The Corporation recognized a $1.13 per Share impairment in its assets for 2007 due to the current real estate and credit crisis.  While the Net Realizable Value has declined by $0.67 per Share, we have lowered our Offer Price by only $0.50 per Share compared to our last offer.

•	You can avoid proration, selling your Shares only if we purchase all of them by checking the “All or None” box on the Letter of Transmittal.

•
Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the Corporation from property operations or dispositions, and the purchase price per Share payable to a tendering Shareholder by the Purchasers may be less than the total amount which might otherwise be received by the Shareholder with respect to the Share from the Corporation.

•
The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.  In establishing the purchase price of $1.25 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers’ objectives.  There is no public market for the Shares, and neither the Shareholders nor the Purchasers have any accurate means for determining the actual present value of the Shares.  Although there can be no certainty as to the actual present value of the Shares, the Corporation has estimated that the Corporation could have an “net realizable value” of approximately $3.90 per Share.  It should be noted, however, that the Purchasers have not made an independent appraisal of the Shares or the Corporation’s properties, and are not qualified to appraise real estate.  Furthermore, there can be no assurance as to the timing or amount of any future Corporation dividends, and there cannot be any assurance that the Coproration’s estimate accurately reflects an approximate value of the Shares or that the actual amounts which may be realized by holders for the Shares may not vary substantially from this estimate.

•
The Depositary, MacKenzie Patterson Fuller, LP, is an affiliate of certain of the Purchasers.  No independent party will hold securities tendered until the offer closes and payment is made.  Because there is no independent intermediary to hold the Purchasers’ funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Shareholders have been paid; however, neither the Depositary nor the Purchasers has any rights with respect to the Shares prior to the Expiration Date and acceptance by the Purchasers for payment. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

•
The Offer allows Shareholders the option to sell 'All or None' of their Shares, thereby allowing Shareholders the option to avoid proration if more than 750,000 Shares are tendered. See Section 2—Acceptance for Payment and Payment for Shares; Proration and Section 4—Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Shares tendered by a Shareholder if a total of more than 750,000 Shares are tendered and the Shareholder does not select the 'All or None' option.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.  IF MORE THAN 750,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 750,000 SHARES FROM TENDERING SHAREHOLDERS (WHO DO NOT ELECT THE 'ALL OR NONE' OPTION) ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN.  A SHAREHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHAREHOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase and prior to the Expiration Date, to terminate the Offer and not accept for payment any Shares, and (iii) to amend the Offer in any respect prior to the expiration date.  Notice of any such extension, termination, or amendment will promptly be disseminated to Shareholders in a manner reasonably designed to inform Shareholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).  In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

IMPORTANT

Any Shareholder desiring to tender any or all of such Shareholder’s Shares should complete and sign the Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on purple paper) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson Fuller, LP (the “Depositary”), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.
MacKenzie Patterson Fuller, LP
1640 School Street, Moraga, California 94556
Telephone: 800-854-8357; Facsimile: 925-631-9119
E-Mail Address: offers@mpfi.com

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357.
___________________________

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
___________________________

The Corporation is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission (“Commission”) relating to its business, financial condition and other matters.  Such reports and other information are available on the Commission’s electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer.  Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET                                                                                         4
INTRODUCTION                                                                                      7
TENDER OFFER                                                                                                9
Section 1.  Terms of the Offer.                                                                                             9
Section 2. Acceptance for Payment and Payment for Shares; Proration.                                                                   10
Section 3. Procedures for Tendering Shares.                                                                                  11
Section 4. Withdrawal Rights.                                                                                           12
Section 5. Extension of Tender Period; Termination; Amendment.                                                                     12
Section 6. Material Federal Income Tax Consequences.                                                                        13
Section 7. Effects of the Offer.                                                                                            14
Section 8.  Future Plans.                                                                                              14
Section 9. The Business of the Corporation.                                                                                   15
Section 10. Conflicts of Interest.                                                                                        15
Section 11. Certain Information Concerning the Purchasers.                                                                        15
Section 12. Source of Funds.                                                                                        16
Section 13. Conditions of the Offer.                                                                                     16
Section 14. Certain Legal Matters.                                                                                      17
Section 15. Fees and Expenses                                                                                      18
Section 16. Miscellaneous.                                                                                         18
SCHEDULE I                                                                                                 19

SUMMARY TERM SHEET

The Purchasers are offering to purchase up to 750,000 Shares for $1.25 per Share in cash. The following are some of the questions that you, as a Shareholder of the Corporation, may have and answers to those questions. The information in this summary is not complete, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase your Shares is being made jointly by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC.  Each of the entity Purchasers is a real estate investment fund managed or advised by MacKenzie Patterson Fuller, LP, a private, independent real estate investment firm, or its affiliate Sutter Capital Management, LLC.  None of these entities is affiliated with the Corporation or its management.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase up to 750,000 Shares of common stock, which are the “Shares” issued to investors in the Corporation.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $1.25 per Share, net to you in cash, less the amount of any dividends declared or made with respect to the Shares between March 11, 2008 and the date the Offer expires.  The Offer price would be reduced by the amount of dividends made or declared prior to the Expiration Date.  Any dividends made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Shareholders to the Purchasers.  If you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Shares sought is purchased, the Purchasers’ capital commitment will be approximately $937,500.  The Purchasers have an aggregate of approximately $22 million in total assets at their disposal to fund payment to selling Shareholders.  The Purchasers currently have sufficient funded capital to fund all of their commitments under this Offer and all other tender offers they may be presently making.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate resources and no intention to take control of the Corporation, other information concerning the Purchasers’ financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 11:59 p.m., Pacific Time, on April 14, 2008, to decide whether to tender your Shares in the Offer.

WILL ALL OF THE SHARES I TENDER BE ACCEPTED BY THE PURCHASERS?

The Purchasers desire to purchase up to 750,000 Shares.  If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 750,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 750,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 750,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate. However, you have the option to sell ‘All or None’ of your Shares by checking the appropriate box on the Letter of Transmittal.  If you check that box, we will only purchase your Shares if we can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4.  Withdrawal Rights.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the day after the day on which the Offer was scheduled to expire.  You can check our website at www.mpfi.com (click on MPF Tenders) to see if it has been extended, or check the SEC’s EDGAR database.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on a minimum number of Shares tendered, the availability of financing, or the success of the offer.  However, we may not be obligated to purchase any Shares if certain conditions occur, such as legal or government actions which would prohibit the purchase.  Furthermore, we are not obligated to purchase any Shares which are validly tendered if, among other things, there is a material adverse change in the Corporation or its business.  Please see the discussion in Section 13, Conditions of the Offer, for a description of all conditions.  Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

WHEN WILL YOU PAY ME FOR THE SHARES I TENDER?

Upon the Expiration of the Offer and our acceptance of the Shares you tender, we will pay you upon the earlier of receipt of your share certificates or confirmation from the Corporation that you own the Shares.

HOW DO I TENDER MY SHARES?

To tender your Shares, you must deliver a completed Letter of Transmittal (printed on purple paper), to the Depositary at: MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, California 94556 (Telephone: 800-854-8357; Facsimile Transmission: 925-631-9119), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by May 10, 2008, you can withdraw them at any time after such time until we do accept your Shares for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares.

WHAT DOES THE CORPORATION THINK OF THE OFFER?

The Purchasers have not sought the approval or disapproval of the Corporation.  The Corporation may be expected to respond with the Corporation’s position on the offer in the next two weeks.

WILL THE CORPORATION CONTINUE AS A PUBLIC COMPANY?

The Corporation reported 836 holders of its outstanding Shares as of the date of its most recent annual report.  If the total number of Shareholders is below 300, the Corporation can elect to discontinue its status as a public reporting company.  Accordingly, it is possible that the Offer could result in the total number of Shareholders falling below the 300 holder level.  However, there has never been a public trading market for the Shares and none is expected to develop, so the Corporation’s status as a public company will not affect a trading market in the Shares.  A change in the Corporation’s status as a public company could reduce the information available to Shareholders about the Corporation in the event the information provided to Shareholders by the Corporation is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission.  Further, such potential deregistration would result in the loss of the other protections afforded by registration.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

The Purchasers do not anticipate that Shares held by non-tendering Shareholders will be affected by the completion of the offer.

WHAT ARE THE PURCHASERS’ FUTURE INTENTIONS CONCERNING THE CORPORATION?

The Purchasers have no present intention to seek control of the Corporation or to change the management or operations of the Corporation.  The Purchasers do not have any present intention to take action in connection with the liquidation of the Corporation or with any extraordinary transaction concerning the Corporation or its assets.  Although the Purchasers do not have any present intention to take any action with respect to management or control of the Corporation, the Purchasers reserve the right, at an appropriate time, to exercise their rights as shareholders to vote on matters subject to a shareholder vote, including any vote affecting the sale of the Corporation’s assets and the liquidation and dissolution of the Corporation. Thus, if the Purchasers purchase a significant number of the outstanding Shares of the Corporation (pursuant to this and any other tender offers and other purchases), they may be in a position to control the Corporation by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.

WHAT IS THE MARKET VALUE OF MY SHARES?

The Shares do not have a readily ascertainable market value, and neither the Shareholders nor the Purchasers have any accurate means for determining the actual present value of the Shares. According to the Corporation, “There is currently no public trading market for our stock.” (Quarterly Report on Form 10-Q for the period ending June 30, 2007).  The Purchasers’ review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum), reported no trading prices on secondary markets during the 4th Quarter 2007 and sales of Units on secondary markets at no trading prices per Unit in Nov/Dec 2007, respectively.  The American Partnership Board, another independent, third-party source, reported no trades in August 2007.  The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange.  Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete.  Purchasers and their affiliates participated in tender offers in September 2007, June 2007, October 2006, April 2006, October 2005, and June 2005, pursuant to which they purchased 100,000, 18,000, 5,063, 615,877, 341,447 and 273,908 Shares at $1.75, $2.25, $1.75, $2.25, $2.25, and $2.25 per Share, respectively.  The Corporation offered to purchase Shares at $2.00, $2.40 and $2.25 per Share in October 2007, June 2007 and October 2006, respectively, and purchased 1,249,969, 300,656 and 725,217 Shares, respectively.  The Purchasers are unaware of any other recent trading prices.  Although there can be no certainty as to the actual present value of the Shares, the Corporation has estimated that the Corporation could have an estimated liquidation value of approximately $3.90 per Share.  It should be noted, that the Purchasers have not made an independent appraisal of the Shares or the Corporation’s properties, and are not qualified to appraise real estate.  Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Shares or that the actual amounts which may be realized by Shareholders for the Shares may not vary substantially from this estimate.  Recently the Corporation has stated that it has “faced some challenges” in its reorganization plan and that “during [2007] there was an overall decline in the estimated Net Realizable Value of assets per share of 15% or $0.67 per share”  (Form 8-K filed March 3, 2008) (emphasis added).  The Corporation recognized a $1.13 per Share impairment in its assets for 2007 due to the current real estate and credit crisis.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call MacKenzie Patterson Fuller, LP, toll-free, at 800-854-8357.

To the Shareholders of BELLAVISTA CAPITAL, INC.:

INTRODUCTION

The Purchasers hereby offer to purchase 750,000 Shares at a purchase price of $1.25 per Share (“Offer Price”), less the amount of any dividends declared or paid with respect to the Shares between March 11, 2008, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer.  The Purchasers are unaware of any dividends declared or paid since March 11, 2008.  Shareholders who tender their Shares will not be obligated to pay any Corporation transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares.  The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

For further information concerning the Purchasers, see Section 11 below and Schedule I.  None of the Purchasers or the Depositary is affiliated with the Corporation or the Corporation’s management.  The address of the Corporation’s principal executive offices is 420 Florence Street, Suite 200, Palo Alto, CA 94301, and its phone number is (650) 328-3060

Shareholders are urged to consider the following factors:

•	The Corporation decided to cancel all dividends and intends to reinvest capital into deeds of trust until liquidation 3 to 5 years from now!

•
Recently the Corporation has stated that it has “faced some challenges” in its restructuring plan and that “During [2007] there was an overall decline in the estimated Net Realizable Value of assets per share of 15% or $0.67 per share”  (Form 8-K filed March 3, 2008) (emphasis added).  The Corporation recognized a $1.13 per Share impairment in its assets for 2007 due to the current real estate and credit crisis. While the Net Realizable Value has declined by $0.67 per Share, we have lowered our Offer Price by only $0.50 per Share compared to our last offer.

•	You can avoid proration, selling your Shares only if we purchase all of them by checking the “All or None” box on the Letter of Transmittal.

•
The Offer will provide Shareholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales.  Shareholders may have a more immediate need to use the cash now tied up in an investment in the Shares and may wish to sell them to the Purchasers.

•
Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the Corporation from property dispositions or operations from future development, if any, and the purchase price per Share payable to a tendering Shareholder by the Purchasers may be less than the total amount which might otherwise be received by the Shareholder with respect to the Share from the Corporation.

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The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.  In establishing the purchase price of $1.25 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers’ objectives.  There is no public market for the Shares, and neither the Shareholders nor the Purchasers have any accurate means for determining the actual present value of the Shares.  Although there can be no certainty as to the actual present value of the Shares, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Corporation could have an estimated liquidation value of approximately $3.90 per Share.  It should be noted, however, that the Purchasers have not made an independent appraisal of the Shares or the Corporation’s properties, and are not qualified to appraise real estate.  There can be no assurance as to the timing or amount of any future Corporation dividends, and there can be no assurance that the Purchasers’ estimate accurately reflects an approximate value of the Shares or that the actual amounts which may be realized by holders for the Shares may not vary substantially from this estimate.

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The Depositary, MacKenzie Patterson Fuller, LP, is an affiliate of certain of the Purchasers.  No independent party will hold securities tendered until the offer closes and payment is made.  Because there is no independent intermediary to hold the Purchasers’ funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Shareholders have been paid; however, neither the Depositary nor the Purchasers has any rights with respect to the Shares prior to the Expiration Date and acceptance by the Purchasers for payment.  Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

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The Offer allows Shareholders the option to sell 'All or None' of their Shares, thereby allowing Shareholders the option to avoid proration if more than 750,000 Shares are tendered. See Section 2—Acceptance for Payment and Payment for Shares; Proration and Section 4—Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Shares tendered by a Shareholder if a total of more than 750,000 Shares are tendered and the Shareholder does not select the 'All or None' option.

Establishment of the Offer Price

The Purchasers have set the Offer Price at $1.25 per Share, less the amount of any dividends declared or made with respect to the Shares between March 11, 2008 and the Expiration Date.  In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Shares and the resulting lack of liquidity of an investment in the Corporation; (ii) the estimated value of the Corporation’s real estate assets; and (iii) the costs to the Purchasers associated with acquiring the Shares.

The Corporation made the following statements in its Quarterly Report on Form 10-Q for the quarter ending December 31, 2007: “There is currently no public trading market for our stock.” The lack of any public market for the sale of Shares means that Shareholders have limited alternatives if they seek to sell their Shares.  As a result of such limited alternatives for Shareholders, the Purchasers may not need to offer as high a price for the Shares as they would otherwise.  On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Shares upon consummation of the purchase.  The Purchasers’ review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum), reported no trading prices on secondary markets during the 4th Quarter 2007 and sales of Shares on secondary markets at no trading prices per Share in Nov/Dec 2007, respectively.  The American Partnership Board, another independent, third-party source, reported no trades in August 2007.  The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange.  Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete.  Purchasers and their affiliates participated in tender offers in September 2007, June 2007, October 2006, April 2006, October 2005, and June 2005, pursuant to which they purchased 100,000, 18,000, 5,063, 615,877, 341,447 and 273,908 Shares at $1.75, $2.25, $1.75, $2.25, $2.25, and $2.25 per Share, respectively.  The Corporation offered to purchase Shares at $2.00, $2.40 and $2.25 per Share in October 2007, June 2007 and October 2006, respectively, and purchased 1,249,969, 300,656 and 725,217 Shares, respectively.  The Purchasers are unaware of any other recent trading prices.

The Purchasers are offering to purchase Shares which are an illiquid investment and are not offering to purchase the Corporation’s underlying assets.  Although there can be no certainty as to the actual present value of the Shares, the Corporation has estimated that the Corporation has an estimated Net Realizable Value of approximately $3.90 per Share according to its Form 10-Q for the period ending December 31, 2007.  The valuation is based upon the sale of the assets of the Corporation, but such assets may not be liquidated for an indefinite period of time.  Accordingly, the underlying asset value of the Corporation is only one factor used by the Purchasers in arriving at the Offer Price.

The Offer Price represents the price at which the Purchasers are willing to purchase Shares.  The Purchasers arrived at the $1.25 Offer Price by applying a liquidity discount to the Corporation’s estimated Net Realizable Value of the Corporation’s assets.  The Purchasers apply such a discount with the intention of making a profit by holding on to the Shares until the Corporation is liquidated, hopefully at close to the full Net Realizable Value or more.  No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness.  Other measures of the value of the Shares may be relevant to Shareholders.  Shareholders are urged to consider carefully all of the information contained herein and consult with their own advisers, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Shares.

The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers.  Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 750,000 Shares pursuant to this Offer, may consider future offers.  Factors affecting the Purchasers’ future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund’s portfolio of real estate interests, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Corporation’s operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

General Background Information

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Corporation or its management, has been derived from information provided in reports filed by the Corporation with the Securities and Exchange Commission.

Tendering Shareholders will not be obligated to pay transfer fees, brokerage fees, or commissions on the sale of the Shares to the Purchasers pursuant to the Offer.  The Purchasers will pay all charges and expenses incurred in connection with the Offer.  The Purchasers desire to purchase up to 750,000 Shares.  If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 750,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 750,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 750,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate.  However, you have the option to sell ‘All or None’ of your Shares by checking the appropriate box on the Letter of Transmittal.  If you check that box, we will only purchase your Shares if we can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4.  Withdrawal Rights.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Shareholders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Shares.

TENDER OFFER

Section 1.  Terms of the Offer.  Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Shares validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase.  The term “Expiration Date” shall mean 11:59 p.m., Pacific Time, on April 14, 2008, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

The Offer is conditioned on satisfaction of certain conditions.  See Section 13, which sets forth in full the conditions of the Offer.  The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions.  If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering Shareholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of Shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer.  Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Shares upon the earlier of receipt of your share certificates or confirmation from the Corporation that you own the Shares, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Shares following expiration.

The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Shares as offered herein.

Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.  However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder.

Section 2. Acceptance for Payment and Payment for Shares; Proration. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Shares validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date and upon the earlier of receipt of your share certificates or confirmation from the Corporation that you own the Shares.  In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

The Purchasers desire to purchase up to 750,000 Shares.  If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 750,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 750,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 750,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date.  The Purchasers will not pay for any Shares tendered until after the final proration factor has been determined.

Shareholders may indicate, by checking a box on the Letter of Transmittal (the 'All or None' Box), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. See Section 4—Withdrawal Rights. If more than 750,000 Shares have been properly tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Shares that do not have the All or None Box checked.

For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers’ acceptance for payment of such Shares pursuant to the Offer.  Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Shareholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Shareholders.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

If any tendered Shares are not purchased for any reason (other than due to proration as described above), the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect.  If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchasers’ rights under Section 13, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Shares and such Shares may not be withdrawn (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the Shares deposited by or on behalf of the Shareholder promptly after the termination or withdrawal of a tender offer), except to the extent that the tendering Shareholders are entitled to withdrawal rights as described in Section 4.

If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to the Offer, whether or not such Shares were tendered prior to such increase.

Section 3. Procedures for Tendering Shares.

Valid Tender.  For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on purple paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date.  A Shareholder may tender any or all Shares owned by such Shareholder.

In order for a tendering Shareholder to participate in the Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 11:59 p.m., Pacific Time, on April 14, 2008, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Shareholder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding.  To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, a tendering Shareholder must provide the Depositary with such Shareholder’s correct taxpayer identification number and make certain certifications that such Shareholder is not subject to backup federal income tax withholding.  Each tendering Shareholder must insert in the Letter of Transmittal the Shareholder’s taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal.  The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above.  (See the Instructions to the Letter of Transmittal.)

Other Requirements.  By executing a Letter of Transmittal as set forth above, a tendering Shareholder irrevocably appoints the designees of the Purchasers as such Shareholder’s proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Shareholder’s rights with respect to the Shares tendered by such Shareholder and accepted for payment by the Purchasers.  Such appointment will be effective when, and only to the extent that, the Purchasers accept such Shares for payment.  Upon such acceptance for payment, all prior proxies given by such Shareholder with respect to such Shares will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective).  The designees of the Purchasers will, with respect to such Shares, be empowered to exercise all voting and other rights of such Shareholder as they in their sole discretion may deem proper at any meeting of Shareholders, by written consent or otherwise.  In addition, by executing a Letter of Transmittal, a Shareholder also assigns to the Purchasers all of the Shareholder’s rights to receive dividends from the Corporation with respect to Shares which are accepted for payment and purchased pursuant to the Offer, other than those dividends declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding.  The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchasers’ counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular Shareholder, and the Purchasers’ interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding.  Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification.

A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Shareholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Shareholder’s representation and warranty that (i) such Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Share complies with Rule 14e-4.  Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Shareholders who have granted options to sell or purchase the Shares, hold option rights to acquire such securities, maintain “short” positions in the Shares (i.e., have borrowed the Shares) or have loaned the Shares to a short seller. A Shareholder will be deemed to tender Shares in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Shares and the holder (i) delivers the Shares pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights.  Except as otherwise provided in this Section 4, all tenders of Shares pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after May 10, 2008.

For withdrawal to be effective a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

If purchase of, or payment for, Shares is delayed for any reason or if the Purchasers are unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchasers’ rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding.  Neither the Purchasers, nor the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer.  Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Automatic Withdrawal Option. Shareholders may indicate, by checking a box on the Letter of Transmittal (the 'All or None Box'), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. If at any time during the day of the Expiration Date more than 750,000 Shares have been properly tendered, unless the Purchaser amends the Offer to increase the number of Shares to be purchased, the Purchaser will deem all Shares from Shareholders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur.  Shareholders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Letter of Transmittal with their preferred election, in the manner described in Section 3 herein.

Section 5. Extension of Tender Period; Termination; Amendment.  The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to terminate the Offer and not accept for payment any Shares by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Shares being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary prior to the Expiration Date.  Any extension, termination, or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act.  Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a press release.  The Purchasers may also be required by applicable law to disseminate to Shareholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.  The Purchasers will not provide a subsequent offering period following the Expiration Date.

If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Shares) are delayed in their payment for Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers’ rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchasers, and such Shares may be withdrawn to the extent tendering Shareholders are entitled to withdrawal rights as described in Section 4 (generally, if notice of withdrawal is given to the Depositary prior to the Expiration Date).  However, the ability of the Purchasers to delay payment for Shares that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer, except that the Purchasers may delay payment until they receive the earlier of your share certificates or confirmation from the Corporation that you own the Shares.

If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.  The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information.  With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response.  As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, Pacific Time.  Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change; in most cases we will mail you supplemental materials.

Section 6. Material Federal Income Tax Consequences.  THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER.  For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws.  Certain Shareholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below.  This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations, court decisions and Internal Revenue Service (“IRS”) rulings and other pronouncements.  EACH SHAREHOLDER TENDERING SHARES SHOULD CONSULT SUCH SHAREHOLDER’S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

Gain or Loss.  A taxable Shareholder will recognize a gain or loss on the sale of such Shareholder’s Shares in an amount equal to the difference between (i) the amount realized by such Shareholder on the sale and (ii) such Shareholder’s tax basis in the Shares sold.  If the Shareholder reports a loss on the sale, such loss generally could not be currently deducted by such Shareholder except against such Shareholder’s capital gains from other investments.

The tax basis in the Shares of a Shareholder will depend upon individual circumstances.  Each Shareholder who plans to tender hereunder should consult with the Shareholder’s own tax advisor as to the Shareholder’s tax basis in the Shareholder’s Shares and the resulting tax consequences of a sale.

A tax-exempt Shareholder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Shares pursuant to the Offer, assuming that such Shareholder does not hold its Shares as a “dealer” and has not acquired such Shares with debt financed proceeds.

Section 7. Effects of the Offer.

Limitations on Resales.  The Purchasers do not believe the provisions of the Corporation’s Articles of Incorporation should restrict transfers of Shares pursuant to the Offer.

Effect on Trading Market.  If a substantial number of Shares are purchased pursuant to the Offer the result would be a reduction in the number of Shareholders.  Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Shares and none is expected to develop.  Therefore, the Purchasers do not believe a reduction in the number of Shareholders will materially further restrict the Shareholders’ ability to find purchasers for their Shares through secondary market transactions.

Voting Power of Purchasers.  If the Purchasers acquire a significant number of the Shares sought hereunder could give the Purchasers a controlling voting interest in matters subject to a shareholder vote. The Corporation holds annual meetings to elect directors and conduct other business.  Votes of Shareholders might also be solicited for matters affecting the fundamental structure of the Corporation, such as the sale of the properties and dissolution of the Corporation.  A Shareholder who tenders Shares to the Purchasers grants a proxy to the Purchasers as of the date of acceptance of the tender, granting the Purchasers the right to vote such Shares in their sole discretion as to any matters for which the Corporation has established a record date prior to the time such.  Shares are transferred by the Corporation to the Purchasers.  The Purchasers reserve the right to exercise any and all rights they might hold in the event that any vote is called by the Corporation, or if, in the future, changes in circumstances would dictate that they or other shareholders exercise their right to vote.  Thus, if the Purchasers purchase a significant number of the outstanding Shares of the Corporation (pursuant to this and any other tender offers and other purchases), they may be in a position to control the Corporation by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.

Other Potential Effects.  The Shares are registered under the Exchange Act, which requires, among other things that the Corporation furnish certain information to its Shareholders and to the Commission and comply with the Commission’s proxy rules in connection with meetings of, and solicitation of consents from, Shareholders.  Registration and reporting requirements could be terminated by the Corporation if the number of record holders falls below 300, or below 500 if the Corporation’s total assets are below $10 million for three consecutive preceding fiscal years.  The Corporation reported a total of 836 shareholders as of its most recent fiscal year end, but the Purchasers are offering to purchase up to 750,000 Shares.  Accordingly, it is possible that the Offer could result in the total number of Shareholders falling below the foregoing 300 holder level.  As disclosed by the Corporation in its public reports, however, there has never been a public trading market for the Shares and none is expected to develop, so the Corporation’s status as a public company will not affect a trading market in the Shares.  A change in the Corporation’s status as a public company could reduce the information available to Shareholders about the Corporation if the information required to be provided to Shareholders by the Corporation’s Articles and Bylaws is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission.

Section 8.  Future Plans.  Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Shares.  Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate.  Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Shares purchased pursuant to the Offer.  The Purchasers are seeking to purchase a total of 750,000 Shares.  If the Purchasers acquire fewer than 750,000 Shares pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or, if the Corporation’s circumstances change, at a lower price.  Alternatively, the Purchasers may discontinue any further purchases of Shares after termination of the Offer, regardless of the number of Shares purchased.  The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers.  Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 750,000 Shares in this Offer, may consider future offers.  Factors affecting the Purchasers’ future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund’s portfolio of real estate interests, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Corporation’s operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

           The Purchasers are acquiring the Shares pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Corporation or to change the management or operations of the Corporation.  The Purchasers do not have any present intention to take any action in connection with the liquidation of the Corporation.  The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as shareholders to vote on matters subject to a shareholder vote, including, but not limited to, any vote to affecting the sale of the Corporation’s properties and the liquidation and dissolution of the Corporation.  Except as expressly set forth herein, the Purchasers have no present intention to seek control of the Corporation, to cause the Corporation to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of any Corporation, to make any change in the dividend policies, indebtedness or capitalization of any Corporation or to change the structure, management or operations of the Corporation, the listing status of the Shares or the reporting requirements of the Corporation.  However, if the Purchasers purchase a significant number of the outstanding Shares of the Corporation (pursuant to this and any other tender offers and other purchases), they may be in a position to control the Corporation by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.

Section 9. The Business of the Corporation.  For information about the Corporation, please refer to the annual report prepared by the Corporation which was sent to you earlier, particularly Item 2 of Form 10-K, the Quarterly Reports on Form 10-Q,  the various Current Reports on Form 8-K, and any other materials sent to you by the Corporation.  These documents contain updated information concerning the Corporation, including detailed information regarding the properties owned, including mortgages, rental rates, operations, management, and taxes. In addition, the Corporation is subject to the information and reporting requirements of the Exchange Act and information about the Corporation can be obtained on the Commission’s EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission’s principal office in Washington, D.C.

Section 10. Conflicts of Interest.  The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer.  The Depositary’s role is administrative only, however, and any conflict of interest should not be deemed material to Shareholders.

Section 11. Certain Information Concerning the Purchasers.  The Purchasers are MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC.  For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities.  The principal business address of each of the Purchasers is 1640 School Street, Moraga, California 94556.

The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Shares subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers.  The Purchasers are not public companies and have not prepared audited financial statements or financial statements prepared in accordance with generally accepted accounting principles.  MacKenzie Patterson Fuller, LP and its affiliates have been in the business of purchasing illiquid real estate securities, both in open market transactions and by means of tender offers, since 1982 and have acquired more than $170 million in such securities for affiliated portfolios during the last ten years.  The Purchasers have aggregate assets that are more than sufficient to fund their collective obligation to purchase Shares in this Offer and any other outstanding tender offers.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Shares, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Corporation, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Corporation or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Corporation or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. .

Section 12. Source of Funds.  The Purchasers expect that approximately $937,500 would be required to purchase 750,000 Shares, if tendered, and an additional $20,000 may be required to pay related fees and expenses.  The Purchasers anticipate funding all of the purchase price and related expenses through their existing capital and assets.  The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose.  Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer.  Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Shares tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date.  As of the Offer Date, the Purchasers are unaware of any such required authorizations, approvals, or waiting periods relating to this Offer.

The Purchasers shall not be required to accept for payment or pay for any Shares and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a)  a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Shares by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Corporation’s Shareholders, (iii) requires divestiture by the Purchasers of any Shares, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer (see the discussion of such benefits in the Summary Term Sheet and Introduction sections of the Offer to Purchase) or (v) materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Corporation, in the reasonable judgment of the Purchasers;

(b)  there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c)  any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Corporation, which, in the reasonable judgment of the Purchasers, is or will be materially adverse to the Corporation, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or will have a material adverse effect on the value of the Shares;

(d)  there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(e)  it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Shares have been or are proposed to be acquired by another person (including a “group” within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Shares beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Shares.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition.  However, if we waive a certain condition for one tendering Shareholder, we will waive that condition for all Shareholders tendering Shares.  Any determination by the Purchasers concerning the events described above will be final and binding upon all parties, subject, of course, to the parties’ ability to seek review of any contested determination by an arbitrator pursuant to Section 16.

Section 14. Certain Legal Matters.

General.  Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Purchasers pursuant to the Offer.  Should any such approval or other action be required, it is the Purchasers’ present intention that such additional approval or action would be sought.  While there is no present intent to delay the purchase of Shares tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Corporation’s business, or that certain parts of the Corporation’s business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Shares thereunder.  The Purchasers’ obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust.  The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to the Offer.

Margin Requirements.  The Shares are not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws.  A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein.  The Purchasers are not seeking a controlling block of Shares or such a number of Shares as to fall within these state statutes and, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer or any action taken in connection herewith is intended as a waiver of such right.  If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.  In such case, the Purchasers may not be obligated to accept for purchase or pay for any Shares tendered.

Section 15. Fees and Expenses.  The Purchasers have retained MacKenzie Patterson Fuller, LP, an affiliate of certain Purchasers, to act as Depositary in connection with the Offer.  The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.  The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous.  THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.  THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

March 11, 2008

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC

SCHEDULE I

THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

The Purchasers are MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC.  Each of the entity Purchasers is organized as a limited liability company or limited partnership.  The Manager of each of the limited liability company Purchasers and the general partner of each of the limited partnership Purchasers is MacKenzie Patterson Fuller, LP or its affiliate Sutter Capital Management, LLC. The names of the directors and executive officers of MacKenzie Patterson Fuller, LP are set forth below.  Sutter Capital Management, LLC is wholly owned by MPF Advisers, LP, an affiliate of MacKenzie Patterson Fuller, LP  The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms.  Other than the foregoing, the Purchasers’ relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Shares among them in such manner and proportions as they may determine in the future.  Each of the entities is organized in California.  The Purchasers intend, if the Offer is fully subscribed, to allocate the Shares among themselves as follows:  5.0%, 21.3%, 10.8%, 21.3%, 8.0%, 23.0%, 5.3%, and 5.3%.  We will determine modifications to this allocation based upon the number of Shares tendered.  Priority is given to Purchasers which already hold Shares, then to Purchasers which raised capital first, then to the remaining Purchasers in equal shares.  Shares will be allocated according to this priority until the maximum number of Shares listed above are allocated to Purchasers within a given priority, then Shares will be allocated similarly among Purchasers in the next level of priority, until all Shares are allocated.

MacKenzie Patterson Fuller, LP

The names of the directors and executive officers of MacKenzie Patterson Fuller, LP are set forth below.  Each individual is a citizen of the United States of America.  The principal business address of MacKenzie Patterson Fuller, LP, each Purchaser, and each individual is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100. The general partner is BC-GP, Inc., a California corporation owned by the limited partners.

C.E. Patterson is President and a director of MacKenzie Patterson Fuller, LP, which acts as manager and general partner of a number of real estate investment vehicles, and has served in those positions since January 1989.  In 1981, Mr. Patterson founded Patterson Financial Services, Inc. (now MPF Advisers, LP), a registered investment adviser (“MPFA”), with Berniece A. Patterson, as a financial planning firm, and he has served as its President since that date.  Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982.  As President of MPFA, Mr. Patterson is responsible for all investment counseling activities.  He supervises the analysis of investment opportunities for the clients of the firm.  Mr. Patterson previously served as president of Host Funding, Inc., an owner of lodging properties, from December 1999 through 2003.  Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., a closely held real estate investment company.  Mr. Patterson, through his affiliates, manages a number of investment and real estate companies.

Berniece A. Patterson is a director of MacKenzie Patterson Fuller, LP and has served in that capacity since January 1989.  In 1981, Ms. Patterson and C.E. Patterson established MPFA.  She has served as Chair of the Board and Secretary of MPFA since that date.  Her responsibilities with MPFA include oversight of administrative matters and monitoring of past projects underwritten by MPFA.  Since October 1990, Ms. Patterson has been responsible for the day-to-day operations of two nursing homes and over 200 employees.

Glen W. Fuller became senior vice president and a director of MacKenzie Patterson Fuller, LP in May 2000.  Since 2004 he has been a director and vice president of MPFA.  Prior to becoming senior vice president, from August 1998 to April 2000, he was with MacKenzie Patterson Fuller, LP as a portfolio manager and research analyst.  From December 1999 to 2003, Mr. Fuller served as an officer and director of Host Funding, Inc.  Prior to joining MacKenzie Patterson Fuller, LP, from May 1996 to July 1998, Mr. Fuller ran the over-the-counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks.  Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer.  Mr. Fuller was formerly a NASD-registered options principal and registered bond principal, and he held his NASD Series 7, general securities license (now inactive).  Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Chip Patterson is senior vice president, general counsel, and a director of the MacKenzie Patterson Fuller, LP   Since 2004 he has been a director and vice president of MPFA.  Prior to joining MacKenzie Patterson Fuller, LP in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP from August 2000 to January 2003.  From August 1997 to May 2000 he attended the University of Michigan Law School, where he graduated magna cum laude with a Juris Doctor Degree. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years, from June 1994 to June 1997.  He graduated with high distinction and Phi Beta Kappa from the University of California at Berkeley with a Bachelor of Arts Degree in Political Science.  He also has prior experience in sales, retail, and banking.

Christine Simpson is senior vice president of MacKenzie Patterson Fuller, LP and MPFA and is responsible for the day-to-day management of research and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson Fuller, LP  Ms. Simpson has served in that position since January 1997; from January 1994 until her promotion to vice president, she was a research analyst with MacKenzie Patterson Fuller, LP  She joined MacKenzie Patterson Fuller, LP as an administrative assistant in July 1990. Ms. Simpson received her Bachelor of Arts degree in Management from Saint Mary’s College of California in May 2005 and her Master of Science in Financial Analysis and Investment Management from Saint Mary’s College of California in October 2006.

Robert E. Dixon is senior vice president and a director of MPFA and MacKenzie Patterson Fuller, LP and served as an officer and director of Sutter Holding Company, Inc. from March 2002 to October 2006.  Mr. Dixon received his Bachelor’s degree in economics from the University of California at Los Angeles in 1992.  He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994.  From October 1994 to June, 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst.  Mr. Dixon became a Chartered Financial Analyst in 1996, and received his Master of Business Administration degree from Cornell University in 1998.  In July of 1998 he began buying and selling securities for his own account and that of the entities he controls, and he was principally been engaged in that activity until May 2005, when he rejoined MPFA.  Mr. Dixon was a registered representative of North Coast Securities from 1994 through 1997.

Exhibit (a)(2)

LETTER OF TRANSMITTAL

To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date.  Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Shareholder. Please use the pre-addressed, postage-paid envelope provided.  This Letter of Transmittal is to be completed by holders of Shares of common stock in BELLAVISTA CAPITAL, INC. (the “Corporation”), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the same meanings as in the Offer to Purchase.

12014 Name: ____________________________________ Address: __________________________________ City, State, ZIP: ____________________________ Units Owned: ______________________________	THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON APRIL 14, 2008 (THE “EXPIRATION DATE”) UNLESS EXTENDED.
	Deliver to:	MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556
	For Assistance:	(800) 854-8357
	Facsimile:	(925) 631-9119
	E-Mail Address:	offers@mpfi.com
(PLEASE INDICATE CHANGES OR CORRECTIONS TO THE ADDRESS IN THE BOX TO THE LEFT)

PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS
To whom it may concern:
The undersigned hereby tenders to MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC (collectively the “Purchasers”) all of the Shares of common stock (“Shares”) in the Corporation held by the undersigned as set forth above (or, if less than all such Shares, the number set forth below in the signature box), at a purchase price equal to $1.25 per Share, less the amount of any dividends made or declared with respect to the Shares between March 11, 2008 and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2008 (the “Offer to Purchase”) and in this Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”).  Receipt of the Offer to Purchase is hereby acknowledged.  The undersigned  recognizes that, if more than 750,000 Shares are validly  tendered  prior to or on the  Expiration  Date and not properly withdrawn, the Purchasers will, upon the terms of the Offer, accept for payment from among those Shares tendered prior to or on the Expiration Date 750,000 Shares on a pro rata  basis,  with adjustments  to avoid  purchases of certain fractional  Shares,  based upon the number of Shares validly tendered prior to the Expiration Date and not withdrawn.Subject to and effective upon acceptance for payment of any of the Shares tendered hereby, the undersigned sells, assigns, and transfers to, Purchasers all right, title, and interest in and to such Shares which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Shares, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Shares and transfer ownership of such Shares, on the books of the Corporation, together with all accompanying evidences of transfer and authenticity, to the Purchasers and, upon acceptance of the tender of such Shares by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares all in accordance with the terms of the Offer.  Upon the purchase of Shares pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Shares will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective).  In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned’s rights to receive dividends from the Corporation with respect to Shares which are purchased pursuant to the Offer, other than dividends declared or paid through the Expiration Date and to change the address of record for such dividends on the books of the Corporation. Upon request, the Seller will execute and deliver, and irrevocably directs any custodian to execute and deliver, any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer, and purchase of such Shares.

The undersigned hereby represents and warrants that the undersigned owns the Shares tendered hereby and has full power and authority to validly tender, sell, assign, and transfer the Shares tendered hereby, and that when any such Shares are purchased by the Purchasers, the Purchasers will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such Shares will not be subject to any adverse claim.  Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer, and purchase of Shares tendered hereby. The undersigned understands that a tender of Shares to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of dividend address to MacKenzie Patterson Fuller, LP at 1640 School Street, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Shares tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Shares not accepted for payment will be destroyed by the Purchasers.  All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in the Offer to Purchase, this tender is irrevocable.

Arbitration Agreement: The Purchaser and the undersigned agree that any dispute, claim, or controversy arising out of a purchase of Shares shall be resolved by submission to binding arbitration in Oakland, California before a retired judge, and all parties agree to be subject to jurisdiction in California. If one party suggests arbitrators, and the other party fails to respond within 20 days of notice by the proposing party, the proposing party may select the arbitrator from among its suggested arbitrators.  If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the rules of JAMS.  The arbitrator selected must follow applicable Federal securities laws and California law and the rules of JAMS consistent herewith.  The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues.  The arbitrator’s decision will be final and binding upon the parties.  A judgment upon any award may be entered in a court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration; provided that the prevailing party shall be entitled to recover expenses including but not limited to attorney fees, arbitrator fees, and filing fees.  Neither party is waiving any rights under the federal securities laws, rules, or regulations.  All matters relating to this arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).
BOX A -- Medallion Signature Guarantee—PLEASE DO NOT USE FOR ANY OTHER PURPOSE (MPF WILL OBTAIN FOR YOU)

X
(Signature of Owner)                                                    Date

X
(Signature of Owner)                                                    Date

Taxpayer I.D. or Social #
Telephone No.                               (day)
           (eve.)
_____________ Shares         [  ] SELL ALL OR NONE (check this box if you wish to sell Shares ONLY if ALL your Shares will bepurchased).

Please sign exactly as your name is printed (or corrected) above, and insert your Taxpayer Identification Number or Social Security Number in the space provided below your signature. For joint owners, each joint owner must sign. (See Instruction 1).  The signatory hereto hereby certifies under penalties of perjury the statements in Box B, Box C and, if applicable, Box D. If the Owner is tendering less than all Shares held, the number of Shares tendered is set forth above. Otherwise, all Shares held by the undersigned are tendered hereby.

===========================================================================================================================================
BOX B
SUBSTITUTE FORM W-9
(See Instruction 3 - Box B)
============================================================================================================================================

The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:

                  (i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Shareholder, or if this box [ ] is checked, the Shareholder has applied for a TIN. If the Shareholder has applied for a TIN, a TIN has not been issued to the Shareholder, and either: (a) the Shareholder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Shareholder intends to mail or deliver an application in the near future (it being understood that if the Shareholder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Shareholder thereafter will be withheld until a TIN is provided to the Purchasers); and

                  (ii)  Unless this box [ ] is checked, the Shareholder is not subject to backup withholding either because the Shareholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Shareholder is subject to backup withholding as result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Shareholder is no longer subject to backup withholding.

Note: Place an “X” in the box in (ii) if you are unable to certify that the Shareholder is not subject to backup withholding.

===========================================================================================================================================
BOX C
FIRPTA AFFIDAVIT
(See Instruction 3 - Box C)
===========================================================================================================================================

Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of shares of a Corporation if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the shares is a foreign person. To inform the Purchasers that no withholding is required with respect to the Shareholder’s interest in the Corporation, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:
                  (i) Unless this box [ ] is checked, the Shareholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate, or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Shareholder’s U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Shareholder’s home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is __________.

The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.

============================================================================================================================================
BOX D
SUBSTITUTE FORM W-8
(See Instruction 4 - Box D)
============================================================================================================================================

By checking this box [  ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Shareholder is an “exempt foreign person” for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Shareholder:
(i)	Is a nonresident alien individual or a foreign corporation, partnership, estate, or trust;
(ii)	If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
(iii)	Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1.  Tender, Signature Requirements; Delivery. After carefully reading and completing this Letter of Transmittal, in order to tender Shares a Shareholder must sign at the “X” on the bottom of the first page of this Letter of Transmittal and insert the Shareholder’s correct Taxpayer Identification Number or Social Security Number (“TIN”) in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever.  If this Letter of Transmittal is signed by the registered Shareholder of the Shares, a Medallion signature guarantee on this Letter of Transmittal will be obtained for you by MPF.  If Shares are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association, or trust company having an office, branch or agency in the United States (each an “Eligible Institution”), a Medallion signature guarantee is also required. In all other cases, signatures on this Letter of Transmittal must be Medallion guaranteed by an eligible institution, by completing the signature guarantee set forth in BOX A of this Letter of Transmittal, but MPF will obtain this for you. If any tendered Shares are registered in the names of two or more joint holders, all such holders must sign this Letter of Transmittal.  If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Shares to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the Depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

2.  Transfer Taxes. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Shares accepted for payment pursuant to the Offer.

3.  U.S. Persons. A Shareholder who or which is a United States citizen or resident alien individual, a domestic corporation, a domestic partnership, a domestic trust, or a domestic estate (collectively “United States persons”) as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Shareholder must provide to the Purchasers the Shareholder’s correct Taxpayer Identification Number or Social Security Number (“TIN”) in the space provided below the signature line and certify, under penalties of perjury, that such Shareholder is not subject to such backup withholding. The TIN that must be provided is that of the registered Shareholder indicated on the front of this Letter of Transmittal.  If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service (“IRS”), in addition to the Shareholder being subject to backup withholding. Certain Shareholders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax.  If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code, each Shareholder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Shareholder’s TIN and address, and that the Shareholder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

4.  Foreign Persons. In order for a Shareholder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Shareholder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person’s status by checking the box preceding such statement.  However, such person will be subject to withholding of tax under Section 1445 of the Code.

5.  Additional Copies of Offer to Purchase and Letter of Transmittal. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchasers by calling 800-854-8357.

                                                  Exhibit (a)(3)

March 11, 2008

TO:	UNIT HOLDERS OF BELLAVISTA CAPITAL, INC.

SUBJECT:	OFFER TO PURCHASE SHARES

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the “Offer”) the Purchasers named in the attached Offer (collectively the “Purchasers”) are offering to purchase up to 750,000 Shares of common stock (the “Shares”) in BELLAVISTA CAPITAL, INC. (the “Corporation”) at a purchase price equal to:

$1.25 per Share

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BELLAVISTA CAPITAL, INC. without the usual transaction costs associated with market sales. Reasons you may wish to sell your Shares include:

•	BellaVista decided to cancel all dividends and intends to reinvest capital into deeds of trust until liquidation 3 to 5 years from now!

•
Recently BellaVista has stated that it has “faced some challenges” in its restructuring plan and that “During [2007] there was an overall decline in the estimated Net Realizable Value of assets per share of 15% or $0.67 per share”  (Form 8-K filed March 3, 2008) (emphasis added).  The Corporation recognized a $1.13 per Share impairment in its assets for 2007 due to the current real estate and credit crisis. While the Net Realizable Value has declined by $0.67 per Share, we have lowered our Offer Price by only $0.50 per Share compared to our last offer.

•
You are unlikely to have any other liquidity options anytime in the next year (outside tender offers or private sales).  While BellaVista has indicated that it intends to begin a share repurchase program in 2009, there can be no assurance that there will be sufficient capital to meet liquidity demands from shareholders.

•	You can avoid proration, selling your Shares only if we purchase all of them by checking the “All or None” box on the Letter of Transmittal.

After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556
Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) April 14, 2008.